

Mail Stop 3561

August 25, 2017

Adolfo Castro Rivas
Chief Financial Officer
Bosque de Alisos No. 47A — 4th Floor
Bosques de las Lomas
05120 México, D.F.

> **Re:** **Southeast Airport Group**
> **Form 20-F for Fiscal Year Ended December 31, 2016**
> **Filed April 28, 2017**
> **Form 6-K**
> **Filed on July 21, 2017**
> **File No. 001-15132**

Dear Mr. Rivas:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 6-K filed July 21, 2017

1. We note that you present several non-IFRS measures such as EBITDA, EBITDA margin, adjusted EBITDA margin, and adjusted operating margin however, you do not provide reconciliations to the most directly comparable IFRS measure. Please revise your disclosure accordingly. Please refer to item 100(a)(2) of Regulation G for guidance.

2. It appears that your calculation of EBITDA contains adjustments for items other than interest, taxes, depreciation and amortization such as profit sharing and non-ordinary items. Please revise to ensure that measures calculated differently from EBITDA are not characterized as EBITDA. Please refer to Question 103.01 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016 for further guidance.

3. We note that you present the stand alone results of Aerostar for the three and six month period ended June 30, 2017. As these are not your results and they are not consolidated

into your results please revise your disclosure to clear state this and to make a clear distinction between the results that you consolidate and those that you don't. Additionally, please revise your discussion of the "Review of Puerto Rico Operations" to only discuss those results that you consolidate.

You may contact Aamira Chaudhry at 202-551-3389 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure